Exhibit 20.1
LML PAYMENT SYSTEMS	news release

LML REPORTS RESULTS FOR THE SECOND QUARTER OF FISCAL 2004

VANCOUVER, BC, November 14, 2003 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) reports results for its second quarter and six months ended September 30, 2003. Total revenue for the second quarter was approximately $1.8 million, compared to approximately $1.9 million for the second quarter ended September 30, 2002, a decrease of approximately 5.3%. Revenue from our electronic check verification was approximately $283,000 for the second quarter ended September 30, 2003, compared to approximately $244,000 for the second quarter ended September 30, 2002, an increase of approximately $39,000 or approximately 16%. Revenue from our primary check collection business was approximately $840,000 for the second quarter ended September 30, 2003, compared to approximately $1.1 million for the second quarter ended September 30, 2002, a decrease of approximately $260,000 or approximately 23.6%. Revenue from our secondary check collection business was approximately $492,000 for the second quarter ended September 30, 2003, compared to approximately $415,000 for the second quarter ended September 30, 2002, an increase of approximately $78,000 or approximately 18.6%.

Cost of operations for the second quarter was approximately $1.7 million compared to approximately $1.5 million for the second quarter ended September 30, 2002, an increase of approximately 13.3%. Sales, general and administrative expenses for the quarter were approximately $670,000, compared to approximately $560,000 for the second quarter ended September 30, 2002, an increase of approximately 19.6%.

There was a net loss from continuing operations of approximately ($1.1 million) or approximately ($0.06) per share for the second quarter ended September 30, 2003 compared to a net loss of approximately ($752,000) or approximately ($0.04) per share for the second quarter ended September 30, 2002.

Total revenue for the six months ended September 30, 2003 was approximately $3.7 million, compared to approximately $3.8 million for the six months ended September 30, 2002, a decrease of approximately 2.6%.

Cost of operations for the six months ended September 30, 2003 was approximately $3.4 million compared to approximately $3.1 million for the six months ended September 30, 2002, an increase of approximately 9.7%. Sales, general and administrative expenses were approximately $1.3 million for the six months ended September 30, 2003 and September 30, 2002.

There was a net loss from continuing operations of approximately ($2.2 million) or approximately ($0.11) per share for the six months ended September 30, 2003 compared to a net loss of approximately ($1.8 million) or approximately ($0.09) per share for the six months ended September 30, 2002.

"During the second quarter ended September 30, 2003 we made certain adjustments, including certain staffing reductions which we expect to result in a reduction of our costs of operations by approximately $200,000 per quarter. We have approximately $4.7 million in working capital as at September 30, 2003 compared to approximately $3.6 million in working capital as at our previous fiscal period ended March 31, 2003, an increase in working capital of approximately $1.1 million. We expect revenue from traditional check collections to decrease over time while we expect revenue from electronic check verification and other electronic check services to increase over the same time period as we continue to move forward," said Chief Accounting Officer, Richard Schulz.

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About LML Payment Systems Inc.

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK) to national, regional and local retailers. We also provide selective routing of debit, credit and EBT transactions to third party processors and banks for authorization and settlement. The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,547,129, No. 6,354,491, No. 6,283,366, No. 6,164,528, and No. 5,484,988 all of which relate to electronic check processing methods and systems.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS:
Patrick H. Gaines President and CEO (604) 689-4440	Investor Relations (800) 888-2260